AGENIX

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

SEC#~~82-5258~~ 05011610 82-34639

13 September 2005

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

SUPPL

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 13 September 2005.

We are providing copies of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

AGENIX

Company Announcement

13 September 2005

ThromboView funding drives Agenix's financial results

Funding for Agenix's world leading blood clot imaging product, ThromboView® and the sale of the Milton Pharmaceuticals business were the principal influences upon Agenix's financial performance for the year ending 30 June 2005.

ThromboView® continues to meet milestones on its path to commercialization. Agenix Managing Director, Mr Don Home, said "It remains our target to complete a sales, marketing and distribution agreement with an overseas partner by the end of this calendar year".

Despite spending on ThromboView®'s development in 2005 rising to $5.9 million, compared to $5.4 million in 2004, Agenix today announced a loss of $12.0 million for the year ending 30 June 2005.

This is lower than the loss Agenix had previously forecast for 2004/05 year of up to $12.8 million. The loss for the year ending 30 June 2004 was $14.3 million.

Agenix also bettered its cash forecast. It had previously forecast cash and unused bank facilities of $9.0 million as at 30 June 2005, whereas the amount achieved was $11.4 million. Agenix has re-confirmed its previous advice that, following re-structuring, including previously announced redundancies, the business excluding ThromboView® project expenditure is cash flow positive.

Mr Home, said "ThromboView® is now well into existing clinical trials with 43 patients having been recruited (out of a target 150 patients) in the Phase II DVT (deep vein thrombosis) trial underway in the US and Canada and 4 patients (out of a target 14 patients) having been recruited in the Phase Ib PE (pulmonary embolism) trial underway in Australia. As we recently announced, we have commenced the scale up and manufacturing transfer process of ThromboView®. "

In 2004/05 sales revenue declined by 30.6%, due predominantly to the sale of a non-core business, Milton Pharmaceuticals, which was divested on 28 February 2005. Underlying sales of Agen Biomedical manufactured medical diagnostic products rose by 2.6%. However, after the impact of foreign exchange movements, sales of Agen manufactured products declined by 4.2%.

A summary of the financial results is shown below, highlighting the major expenditure items for the 2004/05 year :

	$'000	$'000
Revenue		24,729
Net loss after tax		(11,988)
Major expenditure items:		
Research and development expenses - ThromboView®		(5,935)
- other		(724)
		(6,659)
Items related to Milton Pharmaceuticals, which was sold on 28 February 2005:		
Loss on sale of investment in Milton	(1,517)	
Operating loss until sold	(833)	
Unused leased space	(381)	
		(2,731)
Cost of improvements to manufacturing and regulatory infrastructure and processes		(995)
Write-off of stock – Agen Biomedical		(635)
Write-off of deferred tax assets		(292)
Write-off of plant and equipment - Agen Biomedical		(328)
Redundancies – Agen Biomedical		(326)
Legal fees – Synbiotics patent matter (resolved in June 2004)		(252)
		(12,218)

At the announcement of the sale of Milton Pharmaceuticals, Agenix indicated expectations of receiving $6.0 million from the ultimate disposal of all assets. To 30 June 2005 the company had received $4.4 million and received a further $1.8 million on 25 July 2005 upon settlement of the sale of the previously Milton-owned land and buildings. This brought total proceeds from the sale to $6.2 million.

ENDS

For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: +61 7 3370 6300

Mr Neil Leggett
Finance Director
Agenix Limited
Ph: +61 7 3370 6300

Joanne Pafumi / Chris Cosgrove
Rowland Communication Group
Ph: +61 7 3229 4499

Agenix Limited [ASX:AGX; OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing Phase II human trials in the United States and Canada. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 90 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of Agen Biomedical Limited, a wholly owned subsidiary of Agenix Limited.

www.agenix.com

AGENIX LIMITED

(ABN 58 009 213 754)

APPENDIX 4E
ASX PRELIMINARY FINAL REPORT
FOR THE FINANCIAL YEAR
ENDED 30 JUNE 2005

Reporting period: year ended 30 June 2005
Previous corresponding period: year ended 30 June 2004

The Board of Agenix announces the preliminary results of the company for the year ended 30 June 2005, including comparative information for the year ended 30 June 2004. The results as reported are based on financial statements which are in the process of being audited.

Results for announcement to the market		**$ 000**
Revenues from ordinary activities	Down 33.8 % to	24,729
Profit (loss) from ordinary activities after tax attributable to members	Up (reduced loss) 16.4 % to	(11,988)
Net profit (loss) for the period attributable to members	Up (reduced loss) 16.4 % to	(11,988)

Net tangible asset backing per ordinary share ($) - current period	0.00
Net tangible asset backing per ordinary share ($) - previous corresponding period	0.06

Dividends	Amount per security	Franked amount per security
Dividend - current reporting period	nil	nil
Dividend - previous corresponding period	nil	nil

The company did not pay a dividend for the year ended 30 June 2004 and it will not pay a dividend for the year ended 30 June 2005.

Explanation of results

A brief explanation of the above results is set out in the review of operations section following.

REVIEW OF OPERATIONS

1. Operational Highlights

The main highlights of operations during the year were:

- The continued progress towards commercialization of ThromboView®, with:
  - the awarding of a second START Grant from AusIndustry in relation to ThromboView® of $1.1 million on 1 July 2004,
  - the filing of an IND (Investigational New Drug) Application with the US FDA (Food and Drug Administration) on 26 August 2004,
  - the successful completion of the phase Ib DVT (deep vein thrombosis) clinical trial in Australia in September 2004 and publication of the formal report on that trial in May 2005,
  - the commencement of the phase Ib PE (pulmonary embolism) clinical trial in Australia (at the date of this report 4 patients have been imaged out of a targeted 14).
  - the commencement of the phase II DVT clinical trial at 12 trial sites across the USA and Canada (at the date of this report 43 patients have been imaged out of 150 targeted),
  - the announcement on 7 June 2005 of the commencement of development of a new imaging product to image arterial clots associated with heart attacks and strokes.
  - the negotiation of a ThromboView® material manufacturing and technical transfer contract with US-based biotech Diosynth (announced on 5 August 2005).
- The signing in October 2004 of a manufacturing and technology transfer agreement with US-based Inverness Medical Innovations Inc in relation to Agen's animal health diagnostic products, which will result in Inverness manufacturing those products and result in a lower cost of goods sold.
- At the same time, the signing of an exclusive world-wide distribution agreement with Inverness giving it the rights to distribute the company's *Simplify*™ D-dimer test.
- The sale of Milton Pharmaceuticals on 28 February 2005.
- The signing in April 2005 of a license and supply agreement with UK company Axis-Shield plc that would see our 3B6 D-dimer antibody included in an assay that would be supplied to hospitals around the world to assist in the detection of blood-clotting proteins.

2. Financial Overview

(a) Operating result

The loss after tax of ($11,988,000) was a lower loss than the prior year's loss of ($14,336,000).

The major contributors to the loss this year were:

		$'000	$'000
Research and development expenses	- ThromboView®		(5,935)
	- other		(724)
			(6,659)
Items related to Milton Pharmaceuticals which was sold 28 February 2005:			
Loss on sale of investment in Milton		(1,517)	
Operating loss until sold		(833)	
Provision for unused leased space		(381)	(2,731)
Cost of improvements to manufacturing and regulatory infrastructure and processes			(995)
Write-off of stock – AGEN Biomedical			(635)
Write-off of deferred tax assets			(292)
Write-off of plant and equipment - AGEN Biomedical			(328)
Redundancies – AGEN Biomedical			(326)
Legal fees – Synbiotics patent matter (resolved)			(252)
Total			(12,218)

(b) Loss per share

As a result of the a lower operating loss after tax then the previous year, basic and diluted loss per share improved 17.4% to (7.6) cents per share compared to (9.2) cents per share in the prior period.

(c) Revenue

Sales revenue declined by $9.8 million or 30.6% compared to the prior year, $8.9 million of which was due to the sale of Milton Pharmaceuticals on 28 February 2005. Other revenue items were as follows:

Ongoing operations:

	Current Period $'000	Previous Period $'000
Agen Biomedical		
Sales of Agen manufactured products:		
At 30 June 2004 AUD:USD exchange rate (0.6936)	12,803	12,473
Effect of appreciating AUD:USD exchange rate in 2004/05	(859)	-
	11,944	12,473
Sale of products manufactured by other companies	2,343	2,230
	14,287	14,703
Royalties and licences	2,018	2,621
Contract manufacturing income	100	486
Clinical trial services income	203	293
START Grant revenue / (expense)	88	1,512
Foreign exchange revenue	30	441
Other	132	70
	16,858	20,126
Agenix		
Share of revenue from manufacture and sale of biochemicals	401	441
Other	43	442
	17,302	21,009

- Sales revenue of Agen manufactured products, based on comparable exchange rates, increased by 2.6%.
- Sales revenue of Agen manufactured products, regardless of exchange rate, decreased by 4.2%.
- Sales revenue for Human Health manufactured medical diagnostic products declined by 11.6%. In addition, a contract manufacturing job ceased, resulting in a further $386,000 decrease in revenue.
- Sales revenue for Animal Health was virtually flat, with revenue for manufactured medical diagnostic products declining slightly, offset by a slight increase in the sale of third party products (ie non-AGEN manufactured products).
- Discussions regarding the appointment of a further large distributor of animal health products in the US with a view to achieving a step-wise increase in distribution reach have been unsuccessful for the time being. Going forward there will be a focus on existing distributors to grow the business.
- Revenue from royalties and licence fees will continue to decline as patents around the original D-dimer in vitro diagnostic expire. The main patents have already expired, with lesser patents expiring between now and December 2005. The sale of antibodies will grow progressively but such sales in the year ending 30 June 2006 are expected to be less than half royalties received in 2005.

Milton Pharmaceuticals
(sold 28 February 2005)

	Current Period	Previous Period
Sales	7,392	16,324
Other revenue	34	15
	7,426	16,339

(d) Expenditure

Research and development

	Current Period	Previous Period
R&D – ThromboView®	5,935	5,446
Less: START Grant (revenue) / expense	(88)	(1,512)
	5,847	3,934
Other R&D	724	768
	6,571	4,702

- Whilst ThromboView® expenditure increased over the prior year, it was less than previously forecast due to
  - a decision to defer the payment of a deposit for the manufacture of Phase III clinical trials material for cash management reasons (this has no effect on the project completion timeline).
  - a delay in the recruitment of patients for clinical trials.
  - ThromboView® Project efficiencies.
  - The beneficial effect of the appreciating Australian dollar.

- ThromboView® expenditure for 2006 is expected to be well in excess of $10 million as clinical trials continue and the technical transfer and manufacture of ThromboView® for Phase III clinical trials and commercialization proceeds.

(e) Distributions to shareholders

Dividends

The company will not be paying a dividend in relation to the current period nor did it pay a dividend in the previous period. The company is in the process of commercializing its ThromboView® technology in relation to the detection of blood clots. This technology has the potential to generate substantial revenues for the company in future years. Until this technology is commercialized, it is unlikely that the company will be in a position to pay a dividend.

(f) Statement of Financial Position

Total Equity at 30 June 2005 was $8,710,000, which was a decrease of $11,572,000 on the prior year due to the operating loss incurred this year, offset by the receipt of new share capital of $416,000 from the exercise of options.

Current assets exceed current liabilities at 30 June 2005 by a ratio of 1.6:1 (2004 1.4:1).

(g) Share capital

(i) Exercise of employee options

During the financial year a total of 1,232,000 options were exercised resulting in the receipt by the company of $416,000 in new share capital (average option exercise price $0.338).

(ii) Issue of employee options under employee option plan

The company issues options to employees under the employee option plan on 21 July each year, subject to confirmation by the directors. On 21 July 2004 3,683,750 options were issued to employees at an exercise price of $0.68. Effective 21 July 2005 2,578,750 options were issued to employees at an exercise price of $0.30, being the average closing price over the previous 20 trading days (as prescribed under the employee option scheme). The option entitlements of the executive directors (Managing Director and Finance Director) have been deferred until certain performance milestones have been achieved.

(h) Statement of Cash Flows

(i) Net cash outflows

The company incurred a net cash outflow from operations and investing during the financial year of $8,239,000 which was financed by:

	$'000
Reduction in cash held	1,173
Additional bank borrowings	6,650
Exercise of share options	416
	8,239

Net cash inflow from investing of $1,849,000 included proceeds from the sale of Milton Pharmaceuticals of $4,415,000. These proceeds do not include proceeds from the sale of the Milton land and buildings which settled on 25 July 2005 for net proceeds of $1,760,000. Agenix had previously advised the ASX that it expected net proceeds of $6 million from the sale of Milton. Net proceeds at the date of this report amount to $6,175,000. The one issue remaining to be resolved is the sub-letting of the rented premises at 101 Antimony Street, Carole Park, Qld.

As at 30 June 2005 cash held was $2,054,000.

(ii) Cash on hand

			$'000
Cash on hand 30 June 2004			3,227
Net operating cash outflow for the year ended 30 June 2005			
	- relating to ThromboView®	(6,092)	
	- less START Grant	1,072	
		(5,020)	
	- other	(5,068)	
			(10,088)
			(6,861)
Capital expenditure			(2,657)
Proceeds from sale of Milton Pharmaceuticals			4,415
Proceeds from sale of property, plant and equipment			91
			(5,012)
Proceeds from borrowings			6,650
Proceeds from exercise of employee options			416
Cash on hand 30 June 2005			2,054

(ii) Bank bill facility ($20 million)

Undrawn facility 30 June 2004	16,000
Drawdowns in the year ended 30 June 2005	(6,650)
Undrawn facility 30 June 2005	9,350

- The company has a $20 million bank bill facility from the Commonwealth Bank of Australia, which is secured over all the assets and undertakings of the Company. At the date of this report that facility is drawn down to $10.5 million. The facility is an evergreen facility with an availability period next ending 30 September 2006. The use of the facility requires the Company to meet a number of financial undertakings. At the date of this report there is no breach in relation to these financial undertakings.
- The main item of capital expenditure during the year was the acquisition of our AGEN leasehold premises, giving us control over the whole site used by AGEN for manufacturing. This was at a cost of $1.5 million.
- Milton consumed cash of $701,000 in the 8 months to 28 February 2005, when it was sold.
- The Agenix Group excluding ThromboView® expenditure is forecast to be cash flow positive in 2006.
- The sale of the land and buildings originally owned by Milton was settled on 25 July 2005 and generated cash of $1.8 million. This brought total proceeds from the sale of Milton Pharmaceuticals to $6.2 million.

3. Future financial prospects

Agenix will continue to invest funds in the commercialization of ThromboView® and the level of expenditure is likely to increase given the success of the project to date.

Agenix is targeting the signing of a sales, marketing and distribution agreement for ThromboView® by 31 December 2005. Typical components of such an agreement would be an upfront milestone component, support with ongoing clinical trial costs and/or an ongoing revenue share arrangement.

In the absence of such an agreement and inability to meet regulatory or other requirements during the clinical trial process, which is considered unlikely, Agenix would need to re-evaluate the development path of ThromboView® and put in place alternative funding sources to enable ThromboView®'s commercialization.

Whilst the company continues to invest in ThromboView® at an increasing rate, and in the absence of the receipt of a milestone payment and/or support with clinical trial costs, the company would incur net operating losses based on the existing corporate structure.

Agenix has commenced the broadening of its product pipeline with preliminary work commencing on the development of a product to image arterial blood clots associated with heart attacks and strokes.

AGENIX LIMITED

PRELIMINARY FINAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED
30 JUNE 2005

AGENIX LIMITED
STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated 30-Jun 2005 $ 000	30-Jun 2004 $ 000
Sales revenue	2	22,179	31,952
Cost of sales		(12,878)	(20,187)
Gross profit		9,301	11,765
Royalties and licences	2	2,018	2,621
Other revenues from ordinary activities	2	532	2,775
Distribution expenses		(670)	(1,198)
Marketing expenses		(4,202)	(5,640)
Legal fees re Synbiotics patent matter		(252)	(3,762)
Occupancy and administration expenses		(6,502)	(6,535)
Cost of improvement to manufacturing and regulatory infrastructure and processes		(995)	(1,028)
Research and development expenses		(6,659)	(6,214)
Borrowing costs expense		(682)	(283)
Amortisation of patents, licences and brand names		(717)	(605)
Licence fees re animal health and human health patents		(33)	(968)
Corporate restructure - redundancies		(326)	(78)
Write-off of plant and equipment - AGEN		(328)	-
Costs re proposed merger with Peptech		-	(738)
In relation to Milton Pharmaceuticals Pty Limited:			
Loss on sale of Milton Pharmaceuticals Pty Limited		(1,517)	-
Surplus leased space		(381)	-
Write-down in carrying value of Licences and registrations		-	(1,287)
Write-down of goodwill on consolidation		-	(471)
Recall of products manufactured by Pan Pharmaceuticals		-	(16)
Other expenses from ordinary activities		(283)	(950)
Loss from ordinary activities before income tax expense		(11,696)	(12,612)
Income tax expense relating to ordinary activities	5	(292)	(1,724)
Loss attributable to members of Agenix Limited		(11,988)	(14,336)
Total revenues, expenses and valuation adjustments attributable to members of Agenix Limited and recognised directly in equity		-	-
Total changes in equity other than those resulting from transactions with owners attributable to members of Agenix Limited		(11,988)	(14,336)
Dividend paid during the year		-	-
Basic earnings/(loss) per share (cents per share)		(7.6)	(9.2)
Diluted earnings/(loss) per share (cents per share)		(7.6)	(9.2)
Weighted average number of shares outstanding during the period used in the calculation of the basic and diluted earnings per share		157,205,287	155,687,425

The accompanying notes form an integral part of this Statement of Financial Performance

AGENIX LIMITED
STATEMENT OF FINANCIAL POSITION AT 30 JUNE 2005

	Note	Consolidated 30-Jun 2005 $ 000	30-Jun 2004 $ 000
Current assets			
Cash assets		2,054	3,227
Receivables		2,773	5,887
Inventories		2,464	4,473
Other		297	330
Current assets		7,588	13,917
Non-current assets held as current assets for sale	8	1,980	329
Total current assets		9,568	14,246
Non-current assets			
Property, plant and equipment		6,781	7,934
Intangible assets		5,623	8,973
Deferred research and development costs		2,490	2,490
Deferred tax assets		-	1,256
Other		127	717
Total non-current assets		15,021	21,370
Total Assets		24,589	35,616
Current liabilities			
Payables		3,878	8,681
Interest bearing liabilities		-	175
Provisions		930	1,066
Total current liabilities		4,808	9,922
Non-current liabilities			
Interest bearing liabilities		10,650	4,115
Provisions		421	337
Deferred tax liabilities		-	960
Total non-current liabilities		11,071	5,412
Total Liabilities		15,879	15,334
Net Assets		8,710	20,282
Equity			
Contributed equity		37,664	37,248
Accumulated losses		(28,954)	(16,966)
Total Equity		8,710	20,282

The accompanying notes form an integral part of this Statement of Financial Position

AGENIX LIMITED
STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2005

	Consolidated	
	30-Jun 2005 $ 000	**30-Jun 2004 $ 000**
Cash flows from operating activities		
Receipts from customers	25,108	36,271
Payments to suppliers, employees and others	(29,333)	(37,868)
Payments relating to ThromboView®	(6,092)	(5,433)
START grant	1,072	631
Income tax paid	(198)	167
Interest received	40	163
Borrowing costs	(685)	(231)
Net operating cash flows	(10,088)	(6,300)
Cash flows from investing activities		
Payments for property, plant, equipment and other assets	(2,657)	(1,883)
Proceeds from sale of Milton Pharmaceuticals	4,415	-
Proceeds from sale of investments	-	298
Proceeds from sale of property, plant and equipment	91	6
Net investing cash flows	1,849	(1,579)
Cash flows from financing activities		
Proceeds from borrowings	6,650	980
Proceeds from issue of shares on exercise of options	416	682
Buy back of unmarketable parcels of shares	-	(31)
Net financing cash flows	7,066	1,631
Net increase/(decrease) in cash held	(1,173)	(6,248)
Cash at the beginning of the financial period	3,227	9,475
Cash at the end of the financial period	2,054	3,227

The accompanying notes form an integral part of this Statement of Cash Flows

Note 1. Basis of preparation of Preliminary Final Financial Report and statement of significant accounting policies

(a) Basis of accounting

This preliminary final financial report has been prepared in accordance with the Corporations Act 2001, Appendix 4E of the Australian Stock Exchange Listing Rules and is based on the Accounting Standard AASB 1039 " Concise Financial Reports". The preliminary final financial report also complies with other applicable Accounting Standards and applicable Urgent Issues Group Consensus Views.

The financial statements and specific disclosures required by AASB 1039 have been derived from information that will be used to prepare the consolidated entity's full financial report for the financial year. Additional information included in the preliminary final financial report as a result of the specific requirements of Appendix 4E is consistent with the information that will be used to prepare the consolidated entity's full financial report.

The preliminary final financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The preliminary final financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity will be included in the consolidated entity's full financial report.
The going concern basis of accounting contemplates the continuity of normal business activities and the realisation of assets and settlement of liabilities. This preliminary final financial report adopts the going concern basis.

The directors believe that the company and the consolidated entity continue to be going concerns and that they will be able to pay their debts as and when they fall due for a period of 12 months from the date of signing this report due to the following:

- As at 30 June 2005 the consolidated entity had net assets of $8.7 million. At the same date, the market capitalisation of the company was $45.7 million.
- The consolidated entity at 30 June 2005 had $11.4 million in funds at its disposal consisting of cash of $2.1 million and an unused bank bill facility of $9.3 million.
- Agenix Limited received $1.8 million on the 25 July 2005, from the sale of the former Milton Pharmaceuticals property at 100 Antimony Street, Carole Park.
- The consolidated entity EBITDAR (Earnings before Interest, Tax, Depreciation, Amortisation and Research & Development) is forecast to be cash positive for the year ending 30 June 2006.
- The ThromboView® project has go/no go decision points throughout the project and, theoretically, at any point where the project was not considered viable, future expenditure would not be required. The directors believe that the company and consolidated entity have adequate funding alternatives to fund the forecast cost of Phase II clinical trials for both DVT (deep vein thrombosis) and PE (pulmonary emboli). The directors will continually evaluate the timing of cost requirements for manufacture of material and commercialisation of ThromboView®. In this respect, Agenix has announced that it is targeting the signing of a sales, marketing and distribution agreement for ThromboView® by 31 December 2005. The directors believe that any such agreement is likely to include milestone payments and/or assistance with costs to bring ThromboView® to market.
- Agenix has the ability to sell non-core assets.
- As a listed public company, Agenix has the ability to raise capital from shareholders or other investors at relatively short notice.

(b) Details of reporting periods

The current reporting period is the financial year ended 30 June 2005. The previous corresponding period is the financial year ended 30 June 2004.

Note 2. Revenues from ordinary activities

Profit from ordinary activities is after crediting the following revenue:

	Note	Consolidated 30-Jun 2005 $ 000	30-Jun 2004 $ 000
(a) Revenue from operating activities			
Revenue from the sale of goods		22,179	31,952
Revenue from royalties and licences		2,018	2,621
Total revenues from operating activities		**24,197**	**34,573**
(b) Revenue from non-operating activities			
Proceeds on disposal of non-current assets		66	304
Interest from other corporations		38	162
Grants and development funding		88	1,512
Net realised foreign exchange gains		15	441
Net unrealised foreign exchange gains		15	-
Rental income		60	40
Other revenue		250	316
Total revenues from non-operating activities		**532**	**2,775**
Total revenues from ordinary activities		**24,729**	**37,348**

Note 3. Expenses from ordinary activities

Depreciation and amortisation	1,944	1,885

Note 4. Significant items

Costs of improvements to manufacturing and regulatory infrastructure and processes	995	1,028
Legal fees in relation to Synbiotics patent dispute	252	3,762
Corporate restructure - redundancies	326	78
Write-off of plant and equipment - AGEN	328	-
Costs of transferring animal health product knowledge and know-how to overseas manufacturing facility	239	-
Licence fees re animal health and human health patents	33	968
Costs re proposed merger with Peptech	-	738
In relation to Milton Pharmaceuticals:		
Loss on sale of Milton Pharmaceuticals	1,517	-
Surplus leased space	381	-
Write-down in carrying value of licences and registrations	-	1,287
Write-downs related to the change in product mix	-	619
Write-downs in the carrying value of land and buildings	-	170
Provision for restructure - redunancies	-	137
Write-down of goodwill on consolidation	-	471
Recall of products manufactured by Pan Pharmaceuticals	-	16
	4,071	**9,274**

		Consolidated	
		30-Jun 2005 $ 000	30-Jun 2004 $ 000
Note 5. Income tax expense / (benefit)			
Write-off of deferred tax asset relating to timing differences due to sale of Milton Pharmaceuticals		370	-
Realisation of tax losses not previously brought to account		(78)	-
Write-off of deferred tax assets related to tax losses		-	1,396
Other		-	328
		292	**1,724**
Note 6. Comparison of half-year results			
Consolidated profit (loss) from ordinary activitities after tax attributable to members reported for the *1st half year*		(5,992)	(2,082)
Consolidated profit (loss) from ordinary activitities after tax attributable to members reported for the *2nd half year*		(5,996)	(12,254)
		(11,988)	**(14,336)**

Note 7. Ratios

(a) Net tangible assets per ordinary security

Net tangible assets per ordinary security Calculated as net assets less intangible assets less outside equity interests in those assets over the total number of shares on issue		$ 0.00	$ 0.06

(b) Other ratios

Profit/(loss) before tax / revenue		(47.3) %	(33.8) %
Calculated as profit from ordinary activities before related income tax expense as a percentage of total revenue			
Profit/(loss) before tax / equity interests		(134.3) %	(70.7) %
Calculated as net attributable profit to members of the company as a percentage of equity attributable to members			

Note 8. Non-current assets held as current assets for sale

Items in relation to the sale of Milton Pharmaceuticals	9(c)	1,660	-
Perth property		320	329
		1,980	**329**

Note 9. Discontinuing operations

(a) Discontinuance of Milton Pharmaceuticals operations

On the 17 February 2005 Agenix announced to the Australian Stock Exchange that it had signed a sale agreement to dispose of its Milton Pharmaceuticals Pty Limited subsidiary. Settlement occurred on 28 February 2005. The terms of the sale agreement resulted in Agenix retaining title to certain assets and responsibilities for certain liabilities beyond settlement date. Net proceeds to 30 June 2005 were $4,415,000. A further net $1,760,000 was received from the sale of the owned manufacturing facility land and buildings which settled on 25 July 2005. This brought total proceeds from the sale of Milton Pharmaceuticals to $6,175,000. Agenix has retained responsibility for the lease of the former Milton Pharmaceuticals office and warehouse in Carole Park, a suburb of Ipswich, Queensland.

An amount of $381,000 has been provided for in the financial statements, being equal to the present value of total expected outlays relating to the surplus space, as specified under the lease agreement, net of expected sub-lease rental revenue.

Lease commitments should Agenix not find a sub-tenant are:

	$'000
Minimum lease payments	
- not later than one year	199
- later than one year and not later than five years	993
- later than five years	106
	1,298

(b) Financial performance information

The financial performance of the Milton Pharmaceuticals operations for the period 1 July 2004 to 28 February 2005 were as follows:

	30-Jun 2005 $ 000	30-Jun 2004 $ 000
Revenues from ordinary activities	7,426	16,339
Expenses from ordinary activities (including borrowing costs)	(8,259)	(17,333)
Profit/(loss) from ordinary activities before income tax (expense)/benefit	(833)	(994)
Income tax (expense)/benefit relating to ordinary activities	-	(1,143)
Profit/(loss) from ordinary activities after income tax (expense)/benefit	**(833)**	**(2,137)**

(c) Asset disposals

The carrying amounts of total assets to be disposed of as at 30 June 2005 are as follows:

Current assets	47	3,652
Non-current assets held as current assets for sale	1,660	-
Non-current assets	-	6,022
Total assets	**1,707**	**9,674**
Current liabilities	309	1,986
Non-current liabilities	297	9,654
Total liabilities	**606**	**11,640**
Net assets	**1,101**	**(1,966)**

(d) Milton Pharmaceuticals operation cash flows during the year

The net cash flows attributable to Milton Pharmaceuticals for the period 1 July 2004 to its sale on 28 February 2005 were as follows:

Net operating cash flows	(392)	1,851
Net investing cash flows	(309)	(517)
Net financing cash flows	590	(1,524)
Net cash inflows/(outflows)	**(111)**	**(190)**

Note 10. Contingent asset

ThromboView® development funding

Agenix has previously announced to the Australian Stock Exchange that its wholly owned subsidiary Agen Biomedical Limited, had received two Federal Government grants under the START scheme totalling $3,110,000 and administered by AusIndustry.

Agen Biomedical was advised in June 2005 by AusIndustry that a variation request for time extension lodged with AusIndustry would not be approved. The time extension was lodged with AusIndustry in February 2004 and related to the slower than expected recruitment of patients for the ThromboView® phase I clinical trials. Agen Biomedical is appealing the non-approval. This has resulted in a write-back of previous grant funding brought to account of $366,000, leaving START Grant revenue for the current year at $88,000. In cash terms, if our appeal is unsuccessful, this will result in the non-receipt of $223,000 and the requirement to refund a further $143,000.

Note 11. Contingent liability

Legal claim

A former contract person who was retained under a fixed term contract has sued Agen Biomedical Limited for wrongful dismissal. The company will strongly defend this action. In any case, the possible financial impact is not significant.

Note 12. Segement reporting

(a) Primary segement - the industry segments below derive revenue from the following products and operations

(i)	Medical diagnostics	Development, manufacture and sale of human and veterinary diagnostic tests
(ii)	Pharmaceuticals	Manufacture and sale of over-the-counter pharmaceuticals and nutraceuticals.
(iii)	Molecular biology	Manufacture and sale of biomedical products

Business segment	**Medical diagnostics**		**Pharmaceuticals**		**Molecular biology**		**Elimination**		**Consolidated**	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue										
Segment revenue	16,858	20,126	7,426	16,339	401	441	-	-	24,685	36,906
Unallocated revenue									44	442
Total consolidated revenue									24,729	37,348
Result										
Segment results	(5,141)	(9,149)	(833)	(994)	201	131	-	-	(5,773)	(10,012)
Unallocated expenses									(5,923)	(2,600)
Consolidated entity profit from Ordinary activities before income tax									(11,696)	(12,612)
Income tax (expense) benefit									(292)	(1,724)
Net profit (loss)									(11,988)	(14,336)
Assets										
Segment assets	16,246	18,501	-	9,415	446	259	(299)	(131)	16,393	28,044
Unallocated assets									8,196	7,572
Total consolidated assets									24,589	35,616
Total liabilities										
Segment liabilities	10,648	7,767	-	13,014	46	61	(6,758)	(11,403)	3,936	9,439
Unallocated liabilities									11,943	5,895
Total consolidated liabilities									15,879	15,334
Other segement information										
Acquisitions of property, plant and equipment, intangible assets and other non-current assets	2,427	2,773	364	516	-	-	123	89	2,914	3,378
Depreciation	624	507	264	315	3	3	66	40	957	865
Amortisation	325	201	108	240	-	-	554	579	987	1,020
Non-cash expenses other than depreciation and amortisation	503	2,427	140	1,651	1	68	1,695	(1,480)	2,339	2,666

(b) Secondary segment - geographical

Geographical segment	**North America**		**Europe**		**Asia Pacific**		**Australia and New Zealand**		**Consolidated**	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Segment revenue	5,972	6,120	2,638	2,518	1,869	2,380	14,250	26,330	24,729	37,348
Segment assets	-	-	-	-	-	-	-	-	24,589	35,616
Other information										
Acquistion of property, plant and equipment, intangible assets and other non-current assets	-	-	-	-	-	-	2,914	3,378	2,914	3,378

Note 13. Consolidated retained profits

	30-Jun 2005 $ 000	30-Jun 2004 $ 000
Retained profits (accumulated losses) at the beginning of the financial period	(16,966)	(2,630)
Net profit (loss) attributable to members	(11,988)	(14,336)
Net transfers from (to) reserves	-	-
Net effect of changes in accounting policies	-	-
Dividends and other distributions paid or payable	-	-
Retained profits (accumulated losses) at the end of the financial period	**(28,954)**	**(16,966)**

Note 14. Impact of adopting AASB equivalents to IASB standards

Agenix Limited is in the process of transitioning its accounting policies and financial reporting from the current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. In 2004, the company allocated internal resources and engaged consultants to conduct impact assessments to identify key areas that would be impacted by the transition of AIFRS. As a result, Agenix established a project team to address each of the areas in order of priority. Priority has been given to the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004, Agenix's transition date to AIFRS. This will form the basis of accounting for AIFRS in the future, and is required when Agenix prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on net loss after tax for the year ended 30 June 2005.

The figures disclosed are management's best estimate of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due:
i) on going work being undertaken by the AIFRS project team
ii) potential amendments to AIFRS and Interpretations thereof being issued by the standard-setters and IFRIC; and
iii) emerging accepted practice in the interpretation and application of AFIRS and UIG Interpretations.

The rules for first time adoption of AIFRS are set out in AASB *1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards*. In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 1 July 2004. The Standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS. The accounting policies note includes details of the AASB 1 elections adopted.

The identified significant changes to the accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections expected to be made under AASB 1 are set out below:

(i) *Income taxes*
Under AASB 112 *Income Taxes*, the company will be required to use a balance sheet liability method, which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the asset revaluation reserve. Previously, the capital gains tax effects of asset revaluations were not recognised. The company is in the process of quantifying the impact of income taxes on its AFIRS balance sheet and it is not expected that there will be any further significant impact as a result of adoption of this standard.

(ii) *Financial instruments*
The Company has decided to apply the exemption provided in AASB 1 *First-time Adoption of Australian Equivalent to International Reporting Standards* which permits entities not to apply the requirements of AASB 132 *Financial Instruments: Presentation and Disclosures* and AASB 139 *Financial Instruments: Recognition and Measurement* for the financial year ended 30 June 2005. The standards will be applied from 1 July 2005 and while the company is currently assessing the impact of AASB 139, it is not expected that there will be any significant impact as a result of adoption of this standard.

Note. 14 Impact of adopting AASB equivalents to IASB standards (continued)

(iii) *Impairment of assets*

Under current AGAAP the carrying amounts of non-current assets valued on a cost basis are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to the lower amount, with the write-down recognised in the income statement in the period in which it occurs.

Under AIFRS the carrying amount of the Company's non-current assets will be reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount.

If there is any indication that an asset is impaired, the recoverable amount will be estimated for the individual asset. If it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit to which the asset belongs will be determined.

An impairment loss will be recognised whenever the carrying amount of an asset, or its cash generating unit exceeds its recoverable amount. Impairment losses will be recognised in the income statement.

It is not expected that there will be any significant impact as a result of adoption of this standard.

(a) Reconciliation of equity as presented under AGAAP to that under AIFRS

The following table set out the known impact of items affected under the transition to AIFRS:

		Consolidated	
	Note	30-Jun 2005** $ 000	1-Jul 2004* $ 000
Total equity under AGAAP (excluding any tax impact)		**8,710**	**20,282**
Adjustments to retained earnings			
Derecognition of deferred research costs	(i)	(2,490)	(2,490)
Write-down of internally generated intangible assets	(ii)	(1,103)	(1,103)
Write-back of brand name amortisation	(ii)	300	-
Write-down of internally generated brand names	(iii)	(23)	(23)
Recognition of share-based payment expense	(iv)	(3,384)	(1,456)
		(6,700)	**(5,072)**
Adjustments to other reserves			
Recognition of share-based payment expense	(iv)	3,384	1,456
		3,384	**1,456**
Total equity under AIFRS		**5,394**	**16,666**

* This column represents the adjustments as at the date of transition to AIFRS.
** This column represents the cumulative adjustments as at the date of transition to AIFRS and those for the year ended 30 June 2005.

(i) Under AASB 138 *Intangible Assets*, costs incurred in the research phase of the development of an internally generated intangible must be expensed. This will result in a change in the group's current accounting policy. Although all research and development costs are currently expensed, the previous policy allowed for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. This policy has resulted in $2,490,000 being carried forward as an asset in the form of deferred research and development costs. Under the new policy, all research costs will be written off.

(ii) Under AASB 138 *Intangible Assets*, internally generated costs can only be deferred as an asset if certain criteria have been met. These deferred costs do not meet the recognition criteria under AASB 138, and hence have been de-recognised.

(iii) Under AASB 138 *Intangible Assets*, internally generated brand name costs must not be recognised as an asset. Currently, the group recognises some internally generated brand name costs based on independent valuations of these brand names in the past. Under the new policy, existing internally generated brand name costs will be written off.

Note. 14 Impact of adopting AASB equivalents to IASB standards (continued)

(a) Reconciliation of equity as presented under AGAAP to that under AIFRS (continued)

(iv) Under AASB 2 *Share-based Payments*, the group would recognise the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. Share-based payments are not recognised under AGAAP.

(b) Reconciliation of net loss under AGAAP to that under AIFRS (excluding any tax impact)

	Note	Consolidated 30-Jun 2005 $ 000
Net loss as reported under AGAAP (after tax)		**(11,988)**
Amortisation of brand name	(i)	300
Share-base payment expense	(ii)	(1,928)
Net loss under AIFRS		**(13,616)**

(i) Under AASB 3 Business Combinations, indefinite lived intangibles are not permitted to be amortised but instead are subject to annual impairment. Currently, under AGAAP, the group amortises their brand names over their useful life but not exceeding 20 years. Under the new policy all indefinite lived intangibles would not be subject to amortisation, but would be written down to the extent it is impaired. See also Note 12 (a)(ii) above.

(ii) Under AASB 2 *Share-based Payments*, the group would recognise the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. Share-based payments are not recognised under AGAAP. This would result in a decrease in profit from AGAAP to AIFRS.

(c) Restated AFIRS Statement of Cash Flows for the year ended 30 June 2005

No material impacts are expected to the cash flows presented under AGAAP on adoption of AIFRS.

AGENIX LIMITED
COMPLIANCE STATEMENT

1. This preliminary report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

2. This preliminary report, and the accounts upon which the report is based, use the same accounting policies.

3. This preliminary report does give a true and fair view of the matters disclosed.

4. The accounts are in the process of being audited, no audit report is attached.

5. The entity has a formally constituted audit committee.

Dated at Brisbane this 13th day of September 2005.

Signed in accordance with a resolution of the directors.

Neil Ian Leggett
Finance Director / Company Secretary

Annual general meeting

The annual general meeting will be held as follows:

Place:	ASX Lecture Theatre, Level 5, Riverside Centre, 123 Eagle Street, Brisbane
Date:	15 November 2005
Time:	10:00 am
Approximate date the annual report will be available:	14 October 2005